Exhibit 99.48

Cybin Corp.

Management's Discussion and Analysis

of Financial Condition and Operating Performance

For the three and six months ended September 30, 2020

Date: January 22, 2021

CYBIN CORP.

Management's Discussion and Analysis

This Management's Discussion and Analysis ("MD&A") has been prepared by management of Cybin Corp. ("Cybin" or the "Company") and should be read in conjunction with Cybin's unaudited interim consolidated financial statements and notes as at and for the three and six months ended September 30, 2020 (the "Interim Financial Statements"). The Interim Financial Statements have been prepared using International Financial Reporting Standards. All amounts are in Canadian dollars unless otherwise specified. The Interim Financial Statements may be viewed under the SEDAR profile of Cybin Inc. (formerly Clarmin Explorations Inc.) at www.sedar.com

This MD&A contains disclosure of material changes related to Cybin occurring up to and including January 22, 2021.

Forward-Looking Statements

Certain statements contained in this MD&A constitute "forward-looking information" and "forward- looking statements". All statements other than statements of historical fact contained in this MD&A. Such statements can, in some cases, be identified by the use of forward-looking terminology such as "expect," "likely", "may," "will," "should," "intend," or "anticipate," "potential," "proposed," "estimate" and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions "may" or "will" happen, or by discussions of strategy. The forward-looking statements included in this MD&A are made only as of the date of this MD&A and the Company assumes no obligation to update or revise them to reflect subsequent information, events or circumstances or otherwise, except as required by applicable securities laws.

Forward-looking statements in this MD&A are not guarantees of future performance and involve assumptions, risks and uncertainties that are difficult to predict. Therefore, actual results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. Management provides forward-looking statements because it believes they provide useful information to readers when considering their investment objectives and cautions readers that the information may not be appropriate for other purposes.

Some of the risks which could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include:

∙changes in laws, regulations and guidelines

∙legislative or regulatory reform and compliance

∙competition

∙environmental regulations and risks

∙limited operating history

∙reliance on third parties for clinical development

∙activities retention and acquisition of skilled personnel

∙negative consumer perception

∙product liability

∙product recalls

∙results of clinical trials

∙insurance coverage

∙regulatory or agency proceedings, investigations and audits

∙litigation

∙fraudulent or illegal activity by Cybin's employees, contractors and consultants

∙information technology systems and cyber-attacks

∙breaches of security and risks related to breaches of applicable privacy laws

∙history of losses

∙access to capital

∙estimates or judgments relating to critical accounting policies

∙the impact of the COVID-19 pandemic

In addition to the factors set out above and those identified in this MD&A under "Risks and Uncertainties", other factors not currently viewed as material could cause actual results to differ materially from those described in the forward-looking statements. Although Cybin has attempted to identify important risks and factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors and risks that cause actions, events or results not to be anticipated, estimated or intended. Accordingly, readers should not place any undue reliance on forward-looking statements.

Background

Cybin is a life sciences company advancing psychedelic pharmaceutical and non-psychedelic nutraceutical-based products. Cybin is structuring and supporting clinical studies in North America and other regions, through strategic academic and institutional partnerships and plans to launch psilocybin-based products in jurisdictions where the substance is not banned.

Please refer to "Item 4 – Narrative Description of the Business" in the Listing Statement for additional information on the background and operational highlights of Cybin. The Listing Statement may be viewed under the SEDAR profile of Cybin Inc. (formerly Clarmin Explorations Inc.) at www.sedar.com.

Summary of Quarterly Results

	As at and for the	As at and for the	As at and for the
	three months	three months	period from
	ended September	ended June 30,	incorporation to
	30, 2020	2020	March 31, 2020
	(Unaudited)	(Unaudited)	$
	$	$

Total Revenue	$ Nil	$ 864,138	$ Nil
Loss attributable to shareholders	$(2,659,555)	$(4,363,560)	$(809,853)
Basic and diluted loss per-share	$(0.04)	$(0.07)	$(0.02)
Total Assets
	$5,788,917	$8,890,504	$1,710,638
Total Non-Current financial	$ Nil	$ Nil	$ Nil
liabilities
Distributions or cash dividends	$ Nil	$ Nil	$ Nil
declared

The variation in total assets between March 31, 2020 and June 30, 2020 is attributable to an increase in the cash balance as a result of private placements completed during the period. In the three months ended September 30, 2020, cash decreased $3,831,805, primarily attributable to operating expenses during the period, which accounts for the decrease in assets during the period.

Results of operations for the three months ended September 30, 2020.

For the three months ended September 30, 2020, Cybin incurred a net loss and net comprehensive loss of $2,659,555.

During the three months ended September 30, 2020, the Company's clinical development program was designed for Phase 2a and 2b trials in the potential treatment of major depressive disorder. Vendors were selected for the manufacturing of a sublingual film delivery system for psilocybin and a contract research organization to conduct the Company's clinical trials. The Company expects to make clinical trial submissions to ethics boards and regulatory agencies for approval in first calendar quarter of 2021, including applying to the Ministry of Health in Jamaica and the Institutional Review Board at the University of the West Indies to commence Phase 2A and 2B clinical trials and studies.

The Company had previously announced an expectation that it would be launching a nutraceutical product line in the twelve months following completion of the Reverse Takeover (defined below). The Company no longer anticipates launching a nutraceutical product line in the previously announced timeframe, as a result of a change in priorities of the Company following completion of the Adelia Transaction (defined below). On January 11, 2021, the Company provided the requisite 30-days notice to Smart Medicines GMP Inc. of its decision to terminate a professional services agreement. Smart Medicines was engaged to create a drug master file of synthetic API and novel compounds for the Company (the "Deliverables"). With the Adelia Transaction, the Company secured an alternative to the Deliverables and now has in-house ability to develop molecules which can be scaled to GMP quantities. As a result, the previously estimated cost to chemically develop and synthesize psychedelic APIs has been reduced from $432,000 to $150,000.

Revenue

For the three months ended September 30, 2020 no sales revenues were generated. Sales in the previous quarter were form non-core products that will not be re-formulated.

Operating expenses

For the three months ended September 30, 2020 operating expenses totaled $2,659,555. The operating expenses were incurred to support raising capital, research & development and development of the Company. During the period, the Company issued warrants and options incurring share based payment expense of $786,389 on the fair value using a Black Scholes Model. On exercise of these warrants and options the equity reserve balances will move to share capital. Expenses from normal operations totaled $873,166.

For the three months ended September 30, 2020 the Company's consulting fee expense totaled to $455,685. During the period three full time employees were onboarded. Consulting fees decreased $17,486 from $473,171 in the previous quarter ended June 30, 2020 due to an executive search firm fee incurred in the previous quarter.

For the three months ended September 30, 2020 the Company's research and development expense totaled $434,976. The expense has advanced the initial development and preliminary testing of future products. Research and development expense decreased $270,217 from $705,393 in the previous quarter ended June 30, 2020 due product purchases in previous quarter for R&D.

For the three months ended September 30, 2020 the Company's advertising and promotion expense totaled $367,212. Advertising and promotion expense increased $198,621 from $168,591 in the previous quarter ended June 30, 2020 due to increased marketing costs relating to the Company's financing.

For the three months ended September 30, 2020 the Company's general and administrative expense totaled to $247,971. The general and administrative expense increased $217,468 from $30,503 in the previous quarter ended June 30, 2020 due to insurance and listing fees of $145,000.

For the three months ended September 30, 2020 the Company incurred a foreign currency translation loss from operations and revaluation of balance sheet assets held in US dollars of $98,902. The US dollar rose 0.0289 from $1.3628 on June 30, 2020 to $1.3339 on September 30, 2020.

Results of operations for the six months ended September 30, 2020.

For the six months ended September 30, 2020, Cybin incurred a net loss and net comprehensive loss of $7,023,115.

Revenue

The Company generated $864,138 revenue from nonrecurring, noncore nutraceutical hand cream products for the six months ended September 30, 2020. The Company intends to discontinue such sales once current inventory is depleted.

Cost of Good sold

Cost of goods sold was $664,479 generating a gross profit of 23% for the six months ended September 30, 2020. The Company intends to discontinue such sales that generated this gross profit once current inventory is depleted.

Operating expenses

For the six months ended September 30, 2020 operating expenses totaled $7,222,774. The operating expenses were incurred to support raising capital, research & development and development of the Company. During the period, the Company issued warrants and options incurring share based payment expense of $3,273,448 on the fair value using the Black Scholes option pricing model. On exercise of these warrants and options the equity reserve balances move to share capital. Expenses from normal operations totaled $3,949,325.

For the six months ended September 30, 2020 the Company's consulting fee expense totaled to $928,856. As of September 30, 2020, the Company had on boarded four full time employee while others remain as consultants.

For the six months ended September 30, 2020 the Company's research and development expense totaled $1,140,369. The expense includes raw ingredients, product development and preliminary testing of future products.

For the six months ended September 30, 2020 the Company incurred a foreign currency exchange loss from operations and revaluation of balance sheet assets held in US dollars of $232,249. The US dollar decreased $0.0848 from $1.4187 on March 31, 2020 to $1.3339 on September 30, 2020.

COVID-19

On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 a pandemic. Since the outbreak of COVID-19, the Company has focused its efforts on safeguarding the health and well-being of its employees, consultants and community members. To help slow the spread of COVID-19, the Company's employees have been working remotely, where possible, and abiding by local and national guidance put in place in Canada, the United States, and Jamaica related to social distancing and restrictions on travel outside of the home. The Company has and will continue to abide by the protocols within Canada, the United States, and Jamaica regarding the performance of work activities.

During the six months ended September 30, 2020, the Company has not experienced any material negative effect on its financial position as a result of COVID-19. Certain operating expenses of the Company, such as those relating to travel and office expenses, have been less than they would have been without the restrictions relating to COVID-19.

The duration and the eventual impact of the COVID-19 pandemic remains unknown. In particular, it is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company. To date, a number of businesses have suspended or scaled back their operations and development as cases of COVID-19 have been confirmed, for precautionary purposes or as governments have declared a state of emergency or taken other actions. In the event that the operations or development of the Company are suspended or scaled back, or if the Company's supply chains are disrupted, such events may have a material adverse effect on the Company. The Company may also experience delays in operation of its clinical trials due to slower administrative processes and response times, delayed patient recruitments, and delayed governmental approvals of import and export requests caused by the COVID-19 pandemic and the related restrictions. The breadth of the impact of the COVID-19 pandemic on investors, businesses, the global economy and financial and commodity markets may also have a material adverse effect on the Company.

Liquidity

As at September 30, 2020, the Company had working capital of $4,602,169. Cybin is mainly in a pre-operative stage and unable to generate sufficient amounts of cash and cash equivalents from its operations in the short term to meet its planned growth.

Cash used in operating activities during the six months ended September 30, 2020 was $3,968,121.

Cash generated by financing activities during for the six months ended September 30, 2020 was $6,960,678.

Cash used in investing activities during the six month ended September 30 was $670,252.

Contractual obligations and commitments

As at September 30, 2020 the Company has four contractual obligations for which payments are due in future. See note 8 (commitments) of the Interim Financial Statements.

Capital resources

The Company constantly monitors and manages its capital resources to assess the liquidity necessary to fund operations and capacity expansion. As at September 30, 2020 the Company had a cash balance of $3,867,602 and current liabilities of $1,120,053. The Company's current resources are sufficient to settle its current liabilities. Management continues to raise the capital necessary to become a fully operational enterprise. On October 19, 2020 the company completed a $45,000,000 financial raise for net proceeds of $43,228,700 and believes the current resources available will provide for operations and fundraising activities, barring any unforeseen delays or complications. As at the date of this MD&A, the Company has $37,000,000 available to run operations.

Off-balance sheet arrangements

As at September 30, 2020 and the date of this MD&A, the Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the results of operations or financial condition of the Company.

Transactions between related parties

Related parties to Cybin include key management personnel having the authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined its key management personnel to be executive officers and directors of the Company whom at this time are all consultants to the Company. The consultants invoice the Company based on their contract agreements on a monthly basis.

The remuneration of key management personnel for the six months ended September 30, 2020 is provided in note 7 of the Interim Financial Statements.

Risks and uncertainties

Psychedelic products are a new industry in Canada and, currently, the industry is at a very early stage. As a result, there is a high degree of risk associated with the Company's business. There is a significant risk that the expenditures made by the Company in developing its psilocybin business will not result in profitable operations.

The Company has no history of profitable operations and its present business is at an early stage. As such, the Company is subject to many risks common to such enterprises, including undercapitalization, cash shortages and limitations with respect to personnel, financial and other resources and the lack of revenues.

There is no assurance that the Company will be successful in achieving a return on shareholders' investments and the likelihood of success must be considered in light of its early stage of operations.

There are a number of risk factors that could cause future results to differ materially from those described herein. Additional risks and uncertainties, including those that the Company does not know about or that it currently deems immaterial, could also adversely affect the Company's business and results of operations.

Information related to the risks and uncertainties faced by the Company can be found under "Item 17 – Risk Factors" of the Filing Statement, which may be viewed under the SEDAR profile of Clarmin at www.sedar.com.

Critical accounting estimates

Refer to note 3 of the Interim Financial Statements.

New accounting standards and interpretations not yet adopted

Refer to note 2 of the Interim Financial Statements. With Cybin's limited operations management felt the new accounting standards would not affect Cybin's financial statements at this time and therefore have not been listed.

Disclosure controls and procedures

The Company's Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the Company.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of common shares (the "Common Shares") without par value and an unlimited number of preferred shares. As of September 30, 2020, 69,150,254 Common Shares were outstanding. As of the date of this MD&A, 129,150,354 Common Shares are outstanding and no preferred shares are issued and outstanding.

Upon completion of the Reverse Takeover, each Common Share was exchanged for one common share of Cybin Inc. (a "Parent Share"). As of the date of this MD&A, 131,464,135 Parent Shares are outstanding.

As of September 30, 2020, options to purchase up to 4,600,000 Common Shares were outstanding under Cybin's stock option plan. Upon completion of the Reverse Takeover, all outstanding options of the Company were exchanged for options of Cybin Inc. (formerly, Clarmin Explorations Inc.). As a result, as of the date of this MD&A, no options to purchase Common Shares are outstanding under the Company's stock option plan and options to purchase up to 18,314,052 Parent Shares are outstanding under Cybin Inc.'s equity incentive plan.

As of September 30, 2020, warrants to purchase up to 16,803,000 Common Shares were outstanding, exercisable at $0.25 per Common Share, and warrants to purchase up to 2,351,684 Common Shares were outstanding, exercisable at $0.64 per Common Share. Upon completion of the Reverse Takeover, all outstanding warrants of the Company were exchanged for warrants of Cybin Inc. (formerly, Clarmin Explorations Inc.). As a result, as of the date of this MD&A, the Company does not have any outstanding warrants.

As of the date of this MD&A, Cybin Inc. has outstanding warrants to (a) purchase up to 16,784,000 Parents Shares, exercisable at $0.25 per Parent Share, (b) purchase up to 2,327,484 Parent Shares, exercisable at $0.64 per Parent Share, and (c) purchase up to 2,733,600 Parent Shares, exercisable at $0.75 per Parent Share.

Pursuant to the Adelia Transaction (defined below), as of the date of this MD&A, 911,996.1 Class B Shares (defined below) are outstanding and are exchangeable into 9,119,961 Parent Shares.

Additional information

Additional information relating to the Company is contained in the Listing Statement which may be viewed under the SEDAR profile of Cybin Inc. (formerly Clarmin Explorations Inc.) at www.sedar.com.

Approval

The Board of Directors of the Company has approved the disclosure in this MD&A.

Subsequent Events

Please see note 12 of the Interim Financial Statements and the items highlighted below.

On October 19, 2020, the Company completed a private placement offering (the "Offering") of 60,000,000 subscription receipts (the "Subscription Receipts") at a price of $0.75 per Subscription Receipt for aggregate gross proceeds of $45,000,000. The gross proceeds of the Offering, less 50% of the Agents' Fees (as defined below) and certain expenses of the syndicate of agents (the "Agents"), were deposited in escrow until the satisfaction of certain release conditions (the "Release Conditions"). With the closing of the Reverse Takeover described below, each Subscription Receipt was converted into one Common Share without payment of any additional consideration or further action on the part of the holder thereof. Upon completion of the Reverse Takeover (defined below), each Common Share was exchanged for Parent Share of the issuer resulting from the Reverse Takeover (the "Parent Company"). In connection with the Offering, a cash fee equal to 6% of the aggregate gross proceeds of the Offering from non-U.S. resident investors was paid to the Agents, except for certain orders on a president's list (the "President's List") pursuant to which a cash fee of 1.5% is payable (the "Agents' Cash Fee"). The Agents also received Broker Warrants ("Broker Warrants") equal to 6.0% of the number of Subscription Receipts issued pursuant to the Offering from non-U.S. resident investors, except for orders on the President's List pursuant to which no Broker Warrants were issued. Each Broker Warrant is exercisable into one Parent Share (subject to customary adjustments) for a period of 24 months following the date that the Release Conditions were met at an exercise price of $0.75, subject to adjustment in certain customary circumstances. In exchange for certain advisory services provided by the Agents to the Company, the Agents also received an advisory fee of $591,300 (together with the Agents' Cash Fee, the "Agents' Fees") and 16,000 warrants on the same terms as the Broker Warrants. The Company also paid an additional cash fee of $1,180,000 and 2,590,000 warrants on the same terms as the Broker Warrants to certain finders and other advisors of the Company.

On November 5, 2020, the Company completed its reverse takeover of Clarmin Explorations Inc. ("Clarmin") pursuant to the terms of an amalgamation agreement dated June 26, 2020, as amended on October 21, 2020, among the Company, Clarmin and 2762898 Ontario Inc. ("SubCo"), a wholly- owned subsidiary of the Clarmin (the "Reverse Takeover"). The Reverse Takeover was completed by way of a "three-cornered" amalgamation pursuant to the provisions of the Business Corporations Act (Ontario) whereby the Company amalgamated with SubCo to form an amalgamated corporation and a wholly owned subsidiary of the Clarmin. In connection with the Reverse Takeover, Clarmin changed its name to Cybin Inc. and the Parent Shares became listed for trading on the NEO Exchange under the trading symbol CYBN.

Following completion of the Reverse Takeover, the following subsequent events of the Parent Company occurred:

On December 4, 2020, the Parent Company entered into a contribution agreement with the Company, Cybin US Holdings Inc., and all of the shareholders (the "Adelia Shareholders") of Adelia Therapeutics Inc. ("Adelia") dated December 4, 2020 (the "Contribution Agreement") to purchase all of the issued and outstanding shares in the capital of Adelia (the "Adelia Transaction"). The Adelia Transaction closed on December 14, 2020. Pursuant to the Contribution Agreement and the support agreement entered into among Cybin U.S. and the Adelia Shareholders (the "Support Agreement"), the Adelia Shareholders received non-voting Class B common shares in the capital of Cybin U.S. (each a "Class B Share"), which are exchangeable for common shares of the Parent Company, on a 10 common shares of the Parent Company ("Parent Shares") for 1 Class B Share basis, at the option of the holder thereof, subject to customary adjustments. The Class B Shares issued to the Adelia Shareholders on the closing of the Adelia Transaction are exchangeable for a total of 8,688,330 Parent Shares. The aggregate value of the Class B Shares to be issued to the Adelia Shareholders on the closing of the Adelia Transaction was $10,773,529. Under the Contribution Agreement, the Adelia Shareholders are also entitled to Class B Shares upon the occurrence of certain milestones (the "Adelia Milestones"), as set out in the Contribution Agreement, which are also exchangeable for Parent Shares on a 10 Parent Shares for 1 Class B Share basis. The total value of the Class B Shares issuable pursuant to the Milestones is up to $9,388,046, assuming all Adelia Milestones are met prior to the applicable deadlines.

On December 28, 2020, the Parent Company granted options to purchase 760,000 Parent Shares at an exercise price of $1.89 per Parent Share, vesting over a 24-month period, to the independent directors and the Chief Financial Officer of the Parent Company pursuant to the Parent Company's equity incentive plan.

On January 11, 2021, the Parent Company announced that it has entered into an agreement (the "Kernel Agreement") with HI, LLC dba Kernel ("Kernel") to leverage its technology, Kernel Flow ("Flow"), for the Parent Company's sponsored clinical work. Flow is a full-head coverage, time- domain functional near-infrared spectroscopy system designed to detect hemodynamic changes in the brain that pulses light through the skull and into the bloodstream in order to measure how much oxygen the blood is carrying at any given time. Flow measurements can be used as analogues of local neural activity during a psychedelic experience. The Parent Company expects the quantitative measurements enabled by Flow may improve the development, delivery and scaling of its psychedelic therapeutics. The Parent Company intends to take delivery of Flow in the second quarter of 2021. The Parent Company plans to undertake sponsored studies in a range of clinical conditions and utilize insights gained from the data collected by Flow technology to potentially inform the design of future clinical studies, support regulatory submissions and aid in the design of future molecules to address the needs of mental health patients.

On January 11, 2021, the Parent Company announced the achievement of the first Adelia Milestone for the period commencing November 15, 2020, as contemplated by the terms of the Contribution Agreement. The achievement includes the successful synthesis of multiple tryptamine derivatives in sufficient quantities to initiate in vitro "Proof of Principle"; establish a ADME/PK has been completed; and to demonstrate "In Vitro" ADME "Proof of Principle" that specific synthesis modifies the metabolism of a psychedelic tryptamine. Pursuant to the terms of the Contribution Agreement, an aggregate of 51,163.1 Class B Shares were issued to the Adelia Shareholders in satisfaction of the $1,018,145.43 due to them on meeting the relevant milestone. No Class B Shares are exchangeable prior to the first anniversary of closing of the Adelia Transaction, and not more than: (i) 33 1/3% of the Class B Shares will be exchangeable prior to the second anniversary of the Adelia Transaction; (ii) 66 2/3% of the Class B Shares will be exchangeable prior to the third anniversary of the Adelia Transaction; and (iii) thereafter, 100% of the Class B Shares will be exchangeable. The Class B Shares issued to the Adelia Shareholders are exchangeable for a total of 511,631 Common Shares, resulting in an effective issue price of $1.99 per Common Share.

On January 18, 2021, the Parent Company entered into an agreement with Canaccord Genuity Corp. ("Canaccord" or the "Lead Underwriter") on behalf of a syndicate of underwriters led by Canaccord (together, with the Lead Underwriter, the "Underwriters"), pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, 8,900,000 units of the Parent Company (the "Units") at a price of $2.25 per Unit (the "Issue Price") for aggregate gross proceeds of $20,025,000 (the "Public Offering"). Each Unit consists of one common share of the Parent Company (a "Parent Share") and one-half of one Parent Share purchase warrant (each whole warrant, a "2021 Warrant"). Each 2021 Warrant entitles the holder thereof to acquire one Parent Share at an exercise price of $3.25 per Parent Share for a period of 36 months following the closing of the Public Offering. In the event that the volume weighted average trading price of the Parent Shares for ten consecutive trading days exceeds $5.00, the Parent Company shall have the right to accelerate the expiry date of the 2021 Warrants upon not less than thirty trading days' notice. The Parent Company has granted the Underwriters an option (the "Over-Allotment Option"), exercisable in whole or in part at any time on or up to 30 days after the closing of the Public Offering, to purchase up to an additional 1,335,000 Units at the Issue Price. In the event that the Over-

Allotment Option is exercised in its entirety, the aggregate gross proceeds of the Public Offering will be $23,028,750. The Underwriters are to be paid a cash commission equal to 6% of the gross proceeds of the Public Offering (3% on president's list investors) and to receive Unit purchase warrants of the Company (the "Underwriters' Warrants") equal to 6% (3% on president's list investors) of the number of Units sold under the Public Offering, with each Underwriters' Warrant being exercisable to acquire one Unit at the Issue Price for a period of 36 months from the closing of the Public Offering.

On January 19, 2021, the Parent Company announced that it had agreed with the Underwriters to increase the size of the previously announced Public Offering. Pursuant to the upsized deal terms, the Underwriters have agreed to purchase, on a bought deal basis, 13,340,000 Units at the Issue Price, for aggregate gross proceeds of $30,015,000. In the event the over-allotment option is exercised in full, the aggregate gross proceeds of the Offering will be $34,517,250.